U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION

                       Submitted pursuant to Rule 14a-6(g)

1.    Name of the Registrant:

            Piedmont Office Realty Trust, Inc.

2.    Name of person relying on exemption:

            Lex-Win Acquisition LLC

3.    Address of person relying on exemption:

            Two Jericho Plaza
            Wing A, Suite 111
            Jericho, New York 11753

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

            The attached letter was issued on December 4, 2007.

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                             LEX-WIN ACQUISITION LLC
                                Two Jericho Plaza
                                Wing A, Suite 111
                             Jericho, New York 11753

                                                                December 4, 2007

                        THERE IS STILL TIME TO VOTE NO TO
                      ENSURE YOUR PROMISED SHARE LIQUIDITY

To our fellow Piedmont stockholders, banks, brokers and financial advisors:

      As you know, at the annual meeting of stockholders of Piedmont Office Realty Trust, Inc. ("Piedmont"), scheduled for December 13, 2007, you and your clients are being asked to vote on three items, one of which would extend the date on which Piedmont's common shares are to be listed on any national exchange for up to three years. By now you know that we are opposed to this proposal primarily because the listing of the shares would create immediate liquidity for stockholders rather the perpetuating three more years of illiquidity. Management has tried to confuse this issue by raising the current credit market uncertainties as well as stating that a market value is not reflective of underlying asset value.

      As we have advised in prior correspondence:

            o Credit markets and stock market turbulence as well as underlying net asset value is entirely irrelevant to this issue since no stockholder is required to sell their shares upon a listing.
            o A listing creates liquidity which enables the stockholders to decide when to buy or sell shares, not when Piedmont's management permits. The share redemption plan only provides very limited liquidity as it is limited in the number of shares that can be redeemed and restricts who can elect to have their shares redeemed.
            o A listing enables all stockholders who desire to sell their shares to do so without any restrictions, whereas the share redemption plan favors living stockholders over estate stockholders.
            o A listing permits the market to set the per share price, not management. The share redemption plan sets the per share price at the amount paid by the stockholder less any capital distributions (presently an amount that does not exceed $8.38, and which is $0.92 less than the $9.30 tender price we offered and which management recommended against accepting).
            o The share redemption plan pits selling stockholders against non-selling stockholders. If the value of Piedmont's assets have appreciated, the redeeming stockholder loses and the non-redeeming stockholders benefit. Conversely, if the value of Piedmont's assets have depreciated, the redeeming stockholder benefits and all of the non-redeeming stockholders lose.

      We understand that a number of you feel a certain loyalty to existing management. We are not asking you to be disloyal but only request that they be

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required live up to their original promises to you and your clients. Vote No to ensure that you will have the right to sell your Piedmont shares when you want to and at the price you want, not when management allows it and at a price that does not enable you to share in any appreciation in value of Piedmont's property.

      We thank you for your careful consideration of this most important matter. If you have any questions, please contact Mackenzie Partners, Inc. toll-free at
(800) 322-2885 or (212) 929-5500 (collect).

                                                    Sincerely,
                                                    LEX-WIN ACQUISITION LLC


                                                    /s/ Michael L. Ashner

                                                    Michael L. Ashner
                                                    Chief Executive Officer